               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             June                          , 2001
                -------------------------------------------------

                         Frontline Ltd.
-----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
-----------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F      X         Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ________            No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated June 5, 2001.

Attached as Exhibit 2 is a copy of the press release of the Company dated June 1, 2001.

Attached as Exhibit 3 is a copy of the press release of the Company dated May 31, 2001.

Attached as Exhibit 4 is a copy of the press release of the Company dated April 27, 2001.

Attached as Exhibit 5 is a copy of the press release of the Company dated April 23, 2001.

                            Exhibit I


FRO - Acquisitions

Frontline Ltd's board has finally approved to participate with a 33% interest in a consortium, which will be established to buy 4 VLCCs from Bergesen for a total price of USD 321 million. The remaining interest in the joint venture will be taken up by other partners in Tankers International. The ships will be financed through the joint venture and it is anticipated that Frontline's equity investment in the 4 ships will be less than USD 35 million.

The board of Frontline Ltd. has further agreed to acquire 47.2% of the K/S parts in the K/S "Moseagle Invest K/S". The K/S controls a VLCC newbuilding scheduled to be delivered from Samsung in Korea in November 2001. Through its investment in Mosvold Shipping Frontline already controls the remaining 52.8% of the K/S.

The purchase price for the K/S parts is based on a ship price of USD 83.2 million.

Hamilton, Bermuda
5 June 2001


Contact persons:   Kate Blankenship,   +1 441 295 6935
                   Ola Lorentzon,      +47 23 11 40 00

                            Exhibit 2


FRO - Acqusition

Bergesen has entered into a preliminary agreement with a consortium of partners in Tankers International led by Frontline regarding a sale of the tankers "Berg Ariake" and "Berge Sakura" as well as the newbuilding contracts for two tankers to be delivered in the first half of 2002. The vessels are 296,000 dwt.

Total price for the two existing vessels is USD 164 million and for the newbuilding contracts USD 157 million.

The agreement is only conditioned upon buyer's board approval, which is expected to be confirmed shortly.

Frontline's final ownership in the consortium will be communicated in connection with the final confirmation of the deal.

Hamilton, Bermuda
1 June 2001

Contact persons:

Ola Lorentzon and Kate Blankenship, + 441 295 6935
Tor Olav Troim, +47 23 11 40 00

                            Exhibit 3


FRO - Mosvold Shipping Ltd. (MSL) - share acquisition

On 30 May 2001, Frontline acquired 9,099,693 shares in Mosvold
Shipping.  Frontline now owns 78,649,156 shares in Mosvold
Shipping. In addition, Frontline has received acceptances of its recently expired public offer to acquire shares in Mosvold
Shipping corresponding to 4,554,432 shares in Mosvold Shipping.

Including the acceptances, Frontline now controls 83,203,588 shares in Mosvold Shipping, corresponding to 97 % of the 85,740,909 shares outstanding.

Hamilton, Bermuda
31 May 2001


Contact persons:

Kate Blankenship,  +1 441 295 6935
Tom E. Jebsen, +47 23 11 40 00

                            Exhibit 4


FRO - ACQUISITION

Offer for shares in Mosvold Shipping Ltd.

Frontline Ltd. has today submitted the formal offer document relevant to its previously announced offer for shares in Mosvold Shipping Ltd. to the Oslo Stock Exchange. The offer document was, simultaneously, distributed to relevant brokers and the non-US shareholders of Mosvold Shipping Ltd.

Frontline Ltd. has reduced the number of preconditions for the offer as compared to its previous announcement. The preconditions are now as follows:

that acceptances from shareholders receiving the offer representing in aggregate no less than 95% of their shares are received by the end of the acceptance period;

that all material terms relevant to Mosvold Shipping Ltd.'s convertible loan agreement have been disclosed to the market in accordance with the regulations of the Oslo Stock Exchange.

Frontline has retained its right to waive either or both of these preconditions.

Frontline intends to approach the board of Mosvold Shipping Ltd.
during the course of next week for the purpose of clarifying the board's position on the issues of:

whether or not the board accepts that the offer made represents compliance by Frontline with the obligations set forth in Art. 42 in Mosvold Shipping Ltd.'s Bye-laws;

whether or not the board intends to refuse to approve a transfer of more than 50% of the outstanding shares in Mosvold Shipping
Ltd. to Frontline as per Art. 35 in the Bye-laws should Frontline receive acceptances which in aggregate exceed this level.

Frontline will also seek to obtain confirmation from the board of Mosvold Shipping Ltd. that the company has complied with its disclosure obligations in relation to the convertible loan agreement.

Following recent purchases Frontline now controls 11,298,708 shares in Mosvold Shipping Ltd. corresponding to 14.7% of the company's outstanding shares.

Hamilton, Bermuda
27 April, 2001


Contact persons:   Tor Olav Troim, +47 23 11 40 00
                   Kate Blankenship, +1 441 295 6935

                            Exhibit 5


FRO - Public Offer for all Shares in Mosvold Shipping

Today, Frontline Ltd. announced that it intends to present a public offer for all outstanding shares in Mosvold Shipping Ltd. at 5.50 Norwegian Kroner per share. The offer represents a 34% premium over Mosvold Shipping's average closing price for the last 30 days on the Oslo Stock Exchange. This values Mosvold Shipping at approximately 420 million Norwegian Kroner (approximately USD 46 million).

The offering document will be sent to all shareholders of Mosvold
Shipping this week with an acceptance period of two weeks.

Frontline controls 12 % of the share capital of Mosvold Shipping
Ltd. through shares and forward contracts.

The main pre-conditions for the offer are

- that shareholders representing minimum 95% of Mosvold
Shipping's issued and outstanding shares accept the offer.

- that Frontline Ltd. is given the opportunity to review the loan agreement in respect of Mosvold Shipping Ltd.'s convertible loan and finds this not to include terms which will influence
Frontline Ltd.'s valuation of Mosvold Shipping negatively.

- that the board of Mosvold Shipping declares that Frontline Ltd.
will have complied with its duty to make an offer to all shareholders in Mosvold Shipping according to Art. 42 in Mosvold
Shipping's Bye-laws by making the offer.

- that the board of Mosvold Shipping declares that it will not make use of the provisions of Art. 35 in Mosvold Shipping's Bye-laws as a basis for denying approval of any transfer of shares to Frontline as a consequence of the offer.

Any of these pre-conditions may be waived by Frontline.

Frontline Ltd. is the Bermuda registered holding company of the world's largest crude oil tanker group. The company has a market capitalisation of approximately NOK 14 billion, and is listed on the Oslo and London Stock Exchanges and on the NASDAQ. Mosvold Shipping Ltd. is a Bermuda registered holding company of a crude oil tanker company listed on the Oslo Stock Exchange. The public offer for Mosvold is strategically based on Frontline's wishes to continue the consolidation process within the highly fragmented tanker industry. A combination of Mosvold and Frontline will reduce the combined cost structure. The inclusion of Mosvold's newbuilding program will also further strengthen Frontline's position as the premium operator of modern tanker tonnage.

The financial advisor to Frontline and arranger of the public offer is Orkla Enskilda Securities ASA. Fearnley Fonds ASA is co-manager of the transaction.

Questions may be directed to

Kate Blankenship
Frontline Ltd.
tel : + 1 441 295 6935

Tor Olav Troim
Frontline Management AS
tel : + 47 23 11 40 00

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                  ----------------------------
                                       (Registrant)




Date  June 7, 2001           By   /s/ Kate Blankenship
     -----------------            ----------------------------
                                       Kate Blankenship
                                       Secretary


































                               10
02089009.AE7